Orion Energy Systems, Inc.
1204 Pilgrim Road
Plymouth, WI 53073
December 14, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Orion Energy Systems, Inc. Registration Statement on Form S-1 File No. 333-145569
Ladies and Gentlemen:
     Orion Energy Systems, Inc. (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letters with respect to the above-referenced filing (the “Registration Statement”), hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ORION ENERGY SYSTEMS, INC.
/s/ Neal R. Verfuerth
Neal R. Verfuerth
President and Chief Executive Officer

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
December 14, 2007	414.271.2400 TEL
414.297.4900 FAX
www.foley.com

CLIENT/MATTER NUMBER
042365-0111
Mr. Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Orion Energy Systems, Inc. Registration Statement on Form S-1 (Registration No. 333-145569)
Dear Mr. Mancuso:
     On behalf of Orion Energy Systems, Inc., a Wisconsin corporation (the “Company”), we are enclosing the Company’s request for acceleration of the effective date of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended. As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 10:00 A.M., Eastern Time, on Tuesday, December 18, 2007, or as soon as is practicable thereafter. We are also enclosing an acceleration request and information regarding the distribution of preliminary prospectuses as supplied by the underwriters.
     Should any questions arise in connection with this filing or to advise that the Registration Statement has been declared effective, please contact the undersigned at (414) 297-5662 or Peter C. Underwood at (414) 297-5630.

Very truly yours,
/s/ Steven R. Barth

Steven R. Barth

cc:	Joseph McCann
Dennis Hult
Kaitlin Tillan
     Securities and Exchange Commission
Neal R. Verfuerth
Daniel J. Waibel
Eric von Estorff
     Orion Energy Systems, Inc.
Carl R. Kugler
Peter C. Underwood
     Foley & Lardner LLP
Kirk A. Davenport II
Latham & Watkins LLP

BOSTON	JACKSONVILLE	ORLANDO	SILICON VALLEY
BRUSSELS	LOS ANGELES	SACRAMENTO	TALLAHASSEE
CENTURY CITY	MADISON	SAN DIEGO	TAMPA
CHICAGO	MILWAUKEE	SAN DIEGO/DEL MAR	TOKYO
DETROIT	NEW YORK	SAN FRANCISCO	WASHINGTON, D.C.

Orion Energy Systems, Inc.
1204 Pilgrim Road
Plymouth, WI 53073
(920) 892-9340
December 14, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Orion Energy Systems, Inc. — Registration Statement on Form S-1 (Registration No. 333-145569)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective at 10:00 A.M., Eastern Time, on December 18, 2007, or as soon as is practicable thereafter.

Very truly yours, ORION ENERGY SYSTEMS, INC.
By:	/s/ Neal R. Verfuerth
Neal R. Verfuerth
President and Chief Executive Officer

December 14, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Russell Mancuso

Re:	Orion Energy Systems, Inc. (the “Registrant”) Registration Statement on Form S-1 (File No. 333-145569)
Ladies and Gentlemen:
     In connection with the proposed initial public offering of the Registrant’s shares of common stock, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 18, 2007 at 10:00 a.m. (EST) or as soon as practicable thereafter.
     Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:
(i)	Date of Preliminary Prospectus: November 29, 2007.

(ii)	Dates of distribution: between November 29, 2007 and the date hereof.

(iii)	Number of prospective underwriters: three.

(iv)	Number of prospectuses distributed to prospective underwriters pursuant to (iii) above: 3200.

(v)	Number of prospectuses distributed to others: 0

(vi)	We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, THOMAS WEISEL PARTNERS LLC CANACCORD ADAMS INC. PACIFIC GROWTH EQUITIES, LLC
By:	THOMAS WEISEL PARTNERS LLC

By:	/s/ Jack Helfand
Name:	Jack Helfand
Title:	General Counsel